May 14, 2012

Dear Nabors Industries Ltd. Shareowner:

VOTE FOR PROPOSAL #9, THE SHAREOWNER PROPOSAL TO APPROVE THE PROXY ACCESS BYLAW AT THE JUNE 5, 2012 ANNUAL MEETING

We are writing to urge shareowners of Nabors Industries Ltd. to vote FOR Proposal #9—the adoption of a proxy access bylaw enabling a 3 percent shareowner or group who has continuously owned  shares for at least 3 years to include a limited number of director candidates on management’s proxy card.

Our coalition consists of the proposal’s lead proponent, collectively New York City Employees’ Retirement System, New York City Fire Department Pension Fund, New York City Teachers’ Retirement System, New York City Police Pension Fund and New York City Board of Education Retirement System; proposal co-sponsors California State Teacher’s Retirement System,  Connecticut Retirement Plans and Trust Funds, Illinois State Board of Investment and State of North Carolina Equity Investment Fund Pooled Trust; and California Public Employees’ Retirement System and Maryland State Retirement and Pension System, both of whose principles support proxy access. We represent in the aggregate 1.4 percent of outstanding shares.

We believe proxy access is a corporate governance right that should be in place at all U.S. companies.  Because the proxy access rule adopted by the Securities and Exchange Commission (SEC) for all public companies has been put on hold by a court ruling, shareowners are seeking proxy access on a company by company basis, beginning with those companies where boards of directors have been unresponsive to shareowners. Given this company’s long history of poor governance practices, we believe proxy access is a critical reform at Nabors.

PROXY ACCESS IS A BASIC RIGHT FOR SHAREOWNERS

We have long believed proxy access would significantly enhance the U.S. corporate governance model and contribute to the health and long-term value of U.S. public companies by making boards more responsive to shareowners, more thoughtful about whom they nominate to serve as directors and more vigilant in their oversight responsibilities. We stress that the access mechanism would require any shareowner nominee to garner broad support from shareowners as a whole before securing election to the board.

Shareowner access to the proxy is a common right in countries around the globe, and a handful of U.S. companies have voluntarily adopted access mechanisms.  The experiences in these countries and in the U.S. indicate that proxy access is not harmful to the markets.  Indeed these mechanisms have rarely been used—powerful evidence that the existence of proxy access may enhance board performance and board-shareowner communications.

THE CASE FOR PROXY ACCESS AT NABORS IS COMPELLING

Nabors has a long history of poor governance practices.  The board has repeatedly awarded excessive CEO compensation and perks despite long-term underperformance, lacks sufficient independence and has been unresponsive to shareowner concerns.

Last October, after several years of substantial majority support for governance reforms, the board took some long overdue steps toward reform, most notably in recommending the annual election of all directors. However, the board continues to fall short in many regards. It negotiated a non-performance-based award of $100 million that was triggered when CEO Isenberg relinquished the CEO title. This egregious payment was later forfeited in response to shareowner outrage. Other reforms the board is still resisting include: adopting a true majority standard for uncontested director elections; mandating that an independent board member chair the board; removing directors who fail to garner majority support; and addressing board member related-party transactions.

Several of the directors responsible for the years of poor governance at Nabors remain on the board, and the entire board needs to be put on notice that it needs to be more responsive to the shareowners’ call for reform. Proxy access is a necessary mechanism for holding Nabors’ directors accountable.

SUPPORT ACCOUNTABILITY BY VOTING “FOR” PROXY ACCESS
PROPOSAL #9

Sincerely,

Michael Garland Executive Director for Corporate Governance Office of NYC Comptroller John C. Liu	Donald Kirshbaum Investment Officer, Policy Connecticut Retirement Plans and Trust Funds

Anne E. Sheehan Director of Corporate Governance California State Teachers’ Retirement System (CalSTRS)	William R. Atwood Executive Director Illinois State Board of Investment

Jay J. Chaudhuri General Counsel and Senior Policy Advisor North Carolina Retirement Systems	Anne Simpson Senior Portfolio Manager, Investments and Director of Corporate Governance California Public Employees’ Retirement System (CalPERS)

R. Dean Kenderdine Executive Director Maryland State Retirement and Pension System

PLEASE NOTE: The proposal’s lead filer and certain co-filers are bearing the cost of the solicitation of this letter. Please do not send them your proxy card, but return it to Nabors using the instructions provided in the company proxy materials.

For additional information, please contact Garland Associates, Inc. at 561-366-1165 or Michael Garland at mgarlan@comptroller.nyc.gov or 212-669-2517. Michael Garland has no relationship with Garland Associates.